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                                                                    EXHIBIT 99.1

         SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

         In passing the Private Securities Litigation Reform Act of 1995, or the Reform Act, Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect them from securities law liability in connection with these statements. We intend to qualify both our written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

         Generally, forward-looking statements include expressed expectations of future events and the assumptions on which these expectations are based. All forward-looking statements are inherently uncertain as they are based on expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to those uncertainties and risks, the investment community is urged not to place undue reliance on our written or oral forward-looking statements. We do not undertake any obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements to reflect future developments. In addition, we do not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time. This Statement supersedes the Safe Harbor Statement filed as Exhibit 99.1 to our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000.

         We provide the following risk factor disclosure in connection with our continuing effort to qualify our written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Annual Report on Form 10-KSB to which this statement is appended as an exhibit and also include the following:

WE HAVE EXPERIENCED, AND CONTINUE TO EXPERIENCE, NET LOSSES AND NEGATIVE CASH FLOWS FROM OPERATIONS.

         Since our inception, we have experienced, and are continuing to experience, operating losses and negative cash flow from operations. Our statements of operations for year ended December 31, 2000, and the year ended December 31, 1999, reflect net losses of $22,457,737, and $17,680,034, respectively. Due to the effect of the negative accretion adjustment of $30,582,768 for the redemption value of our preferred stock (which redemption cannot occur until July 23, 2006), the net income available to common stockholders for the year ended December 31, 2000 was $6,723,031, or approximately $0.45 basic income per share. This negative accretion was attributable to the downward adjustment to the preferred stock to its full redemption value resulting from a decline in the market value of the underlying common stock as of December 31, 2000. We expect to incur operating losses in the near future and until such time as operations generate sufficient revenues to cover our costs.

WE MAY REQUIRE ADDITIONAL WORKING CAPITAL OR FINANCING TO MEET OUR OPERATING DEMANDS.

         Our future financial results will depend primarily on our ability to increase advertising revenues and maintain our existing installations. We cannot assure that we will achieve profitability or positive cash flows from future operating activities. If we experience operating difficulties, or if advertising revenues do not increase substantially, it is likely that we will be required to raise additional capital or obtain additional financing to fund our operations.

WE MAY NOT MEET OUR COVENANTS UNDER OUR BANK DEBT ARRANGEMENTS.

         At December 31, 2000, we were not in compliance with all of the financial covenants required under our $12 million line of credit or our MPM subsidiary's revolving loan commitment or term loan. The MPM revolving loan commitment is for $5,000,000 and the MPM term loan is for $13,000,000. The financial institutions have granted us waivers for the current defaults related to these financial covenants.

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The entire amounts outstanding on our credit facilities is due on December
31, 2001. We believe it is possible that certain requirements contained in our loan covenants may not be met during fiscal 2001. If we fail to meet a covenant under the bank loans, the financial institutions have the right to declare the loans due upon demand.

WE DEPEND UPON OUR ADVERTISING REVENUES.

         We derive a significant portion of our revenues from advertisers displaying their commercials on the CTN network. Although we have agreements with certain national advertisers and have held discussions or had prior agreements with other national advertisers, we cannot assure that these advertisers will continue to purchase advertising from us, or that new advertisers will purchase advertising from us. Because certain advertisers may discontinue or reduce advertising on our network from time to time, we anticipate that we could experience fluctuations in operating results and revenues. The failure to attract and enter into new and/or additional agreements with national advertisers and to derive significant revenues from these advertisers would have a material adverse effect on our business and financial results.

THERE ARE NUMEROUS RISKS ASSOCIATED WITH THE POTENTIAL SALE OF SOME OF OUR
ASSETS.

         In connection with the $29 million of indebtedness due at December 31, 2001, we are currently in discussion with financial institutions regarding new credit facilities and exploring other capital-raising alternatives, including the sale of MPM and other assets. Members of our management team are likely to expend considerable resources in pursuing and negotiating any such transaction. We can offer no assurance that we will be successful in completing a capital-raising transaction on satisfactory terms. Even if we are able to complete a capital-raising transaction, the terms and conditions of the transaction may pose additional risks to our company.

WE DEPEND UPON THE COMMISSIONS AND FEES EARNED THROUGH MPM.

         MPM earns its revenues by charging commissions on the advertisements it places for clients. Historically, the commission customary in the industry was 15% of the gross charge for advertising space or time; more recently lower commissions are being negotiated with clients and commissions charged on media billings are not uniform. Revenues are dependent upon the marketing requirements of clients. Clients may reduce advertising and marketing budgets at any time.

WE MUST MAINTAIN EXISTING INSTALLATIONS.

         Our network's growth is dependent upon our ability to maintain the number of installation sites at colleges and universities. If we maintain our installation sites and increase sell-up percentages, we will be able to increase our advertising revenue. We have increased our number of installations, including contracts for future installations, from 1,575 as of December 31, 1999 to 1,876 as of December 31, 2000. Although we have been successful in increasing our installation sites, we cannot assure that this growth will continue and that colleges and universities will not require the removal of our system from current locations. Our contracts with colleges and universities for installation sites typically have a three-year term. The failure to increase or maintain installation sites would have a material adverse effect on our business and financial results.

WE DEPEND UPON OUR ACCESS TO PROGRAMMING.

         We believe that our ability to maintain access to music videos and other programming on a regular, long-term basis, on terms favorable to us, is important to our future success and profitability. Our network's programming consists primarily of music, news, information and entertainment. Our network's music programming is provided free of charge by major music companies, including Warner/Elektra/Atlantic, EMI, Polygram, MCA and BMG. We also receive customized news and sports feeds produced for the network by CNN through an agreement with Turner Private Networks. Termination

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of substantially all or a large number of our programming agreements would have a material adverse effect on our business and financial results.

WE DEPEND UPON SATELLITE TECHNOLOGY.

         The ability of our network to transmit our programming, and thereby derive advertising revenue, is dependent upon proper performance of the satellite transmission equipment upon which our network's programming delivery is based. Our contract with Public Broadcasting Service, Inc. provides for our sublease of transponder capacity on a satellite owned and operated by GE American Communications, Inc. We are entitled to limited protected service under the sublease in the event the satellite fails, which would enable the network's programming to be redirected to a different satellite under certain circumstances and subject to certain limitations. However, in the event that our network's programming is required to be redirected to a different satellite, our satellite dishes installed in each of our affiliate locations would be required to be redirected in order for the programming signals to be received from the satellite. This redirection procedure could take up to 21 days for completion and would involve significant cost to us. We have obtained insurance for certain of the costs associated with such a satellite failure, including the costs of redirecting the satellite dishes, securing a new satellite transponder, and the lost advertising revenues resulting from the interruption in programming.

WE DEPEND ON OUR AGREEMENTS WITH THIRD PARTIES.

         The ability of our network to transmit our programming and to maintain and install our equipment is dependent upon performance by certain third parties under contracts with us. We are substantially dependent upon performance by unaffiliated companies for our day-to-day programming operations and system installation and maintenance.

ANY FAILURE TO MAINTAIN OR IMPROVE MARKET ACCEPTANCE FOR THE NETWORK WOULD ADVERSELY AFFECT OUR BUSINESS.

         Our prospects will be significantly affected by the success of our affiliate marketing efforts, the acceptance of our programming by potential viewers and our ability to attract advertisers. Achieving market acceptance for our network will require significant effort and expenditures by us to enhance awareness and demand by viewers and advertisers. Our current strategy and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in our affiliate marketing efforts, the nature of possible affiliation and other broadcast arrangements that may become available to us in the future, and factors affecting the direct broadcast industry. We cannot assure that our strategy will result in initial or continued market acceptance for the network.

WE DEPEND UPON OUR KEY EXECUTIVES.

         We are substantially dependent on the efforts of: Jason Elkin, our Chairman and Chief Executive Officer; Tom Rocco, our President, and Geoffrey Kanter, President of MPM. The loss of any of these executives could have a material adverse effect on our business and financial results. All of these executives have entered into multi-year employment agreements with us.


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WE DEPEND ON OUR SALES STAFF TO MAINTAIN OUR BUSINESS.

         Our business is, and will continue to be, dependent upon the sales skills of our account personnel and their relationships with clients. There is substantial competition among media placement and advertising companies for talented personnel and we are vulnerable to adverse consequences from the loss of key individuals. Our employees are generally not under employment contracts and are free to move to competitors.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH OTHER COMPANIES.

         CTN competes for advertisers with many other forms of advertising media, including television, Internet, radio, print, direct mail and billboard. There are no meaningful intellectual property barriers to prevent competitors from entering into this market, and we cannot assure that a competitor with greater resources than us will not enter into the market. We believe that competition could increase as other organizations perceive the potential for commercial application of our product or service.

         MPM's business is highly competitive and advertising accounts may shift agencies on little or no notice. Clients may also reduce advertising and marketing budgets at any time. Many of MPM's current and potential competitors have longer operating histories, more established business relationships, larger customer bases, greater name recognition and substantially greater financial, technical, marketing, personnel, management, service, support and other resources than MPM does. This could allow MPM's current and potential competitors to respond more quickly than MPM can to new or emerging technologies and changes in customer requirements, to devote greater resources to the marketing and sale of their products and services and to adopt more aggressive pricing policies. We expect that competition will increase as other established and emerging companies enter the media placement market. Increased competition may result in price reductions, lower gross margins and loss of our market share. This could materially and adversely affect our business, financial condition and results of operations.

WE MUST CONTINUE TO ADVANCE OUR TECHNOLOGY.

         We expect technological developments and enhancements to continue at a rapid pace in the direct broadcast satellite network industry and related industries, and we cannot assure that technological developments will not require us to switch to a different transmission technology or cause our technology and products to be dated. Our future success could be largely dependent upon our ability to adapt to technological change and remain competitive.

OUR PRINCIPAL STOCKHOLDER CONTINUES TO CONTROL OUR AFFAIRS.

         U-C Holdings, L.L.C. beneficially owns approximately 82.8% of our outstanding voting stock, including common stock and voting preferred stock. As a result of its ownership, Holdings has, and will continue to have, sufficient voting power to determine our direction and policies, the election of our directors, the outcome of any other matter submitted to a vote of stockholders and to prevent or cause a change in our control.

WE MAY BE SUBJECT TO CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS.

         Certain conflicts of interest may arise as a result of the beneficial ownership interests in Holdings that are held by a majority of our directors, including our Chairman and Chief Executive Officer. Several members of our Board of Directors may be deemed to be indirect beneficial owners of the securities owned by Holdings. Conflicts of interest may arise as a result of these affiliated relationships. Although no specific measures to resolve such conflicts of interest have been formulated, our management and Board have a fiduciary obligation to deal fairly and in good faith with the stockholders and will exercise reasonable judgment in resolving any specific conflict of interest that may occur.

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THE HOLDERS OF OUR COMMON STOCK COULD BE MATERIALLY DILUTED UNDER CERTAIN
CIRCUMSTANCES.

         The conversion of the shares of convertible preferred stock into common stock or the payment of a dividend of shares of common stock to the holders of convertible preferred stock will result in dilution of voting rights of the currently outstanding public holders of the common stock.

OUR REVENUES ARE SUBJECT TO SEASONALITY.

         Our revenues are affected by the pattern of seasonality common to most school-related businesses. Historically, we have generated a significant portion of our revenues during the period of September through May and substantially less revenues during the summer months when most colleges and universities do not hold regular classes.

OUR STOCK PRICE AND ABILITY TO RAISE CAPITAL OR OBTAIN FINANCING COULD BE HURT BY OUR OUTSTANDING WARRANTS AND OPTIONS.

         As of December 31, 2000, there are outstanding options to purchase 2,482,954 shares of our common stock granted to employees, officers and directors pursuant to our stock option plans and otherwise. In addition, there are warrants outstanding that permit their holders to purchase 1,887,871 shares of our common stock. Holdings has entered into certain Equity Protection Agreements, dated April 25, 1997, which allow Holdings to purchase additional shares of our common stock at any time after the exercise of options or warrants that were outstanding on April 25, 1997 at the price of $2.75 per share and $3.50 per share (as adjusted). As of the date hereof, the Equity Purchase Agreements represent Holdings' right to purchase 1,829,775 shares of CTN's common stock. Certain other holders of options and warrants also have demand and piggy-back registration rights. While such rights, warrants and options are outstanding, they may (i) adversely affect the market price of our common stock and (ii) impair our ability to, and the terms on which we can, raise additional equity capital or obtain debt financing.

SALES OF OUR SHARES COULD CAUSE OUR STOCK PRICE TO FALL.

         Sales of a substantial number of shares of common stock in the public market could adversely affect the market price of our common stock prevailing from time to time. All shares of our common stock, including shares held by Holdings, are freely tradable or may be sold pursuant to Rule 144 under the Securities Act. The sale of the shares of our common stock held by Holdings and other affiliates of CTN are subject to certain volume limitations set forth in Rule 144 under the Securities Act. As of December 31, 2000, options to purchase 2,482,954 shares and warrants to purchase 1,887,871 shares of our common stock were outstanding, of which options to purchase 1,502,536 shares and warrants to purchase 1,887,871 shares were exercisable.

IF WE CANNOT INTEGRATE ACQUIRED COMPANIES WITH OUR BUSINESS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED.

         We have completed a number of acquisitions since January 1998 and may complete additional acquisitions of complementary businesses in the future. Our operating results may be adversely affected if we cannot effectively and efficiently integrate these recently acquired companies. In addition, we may continue to seek to expand or complement our operations through the acquisition of additional companies or through the licensing of programs that we believe are compatible with our business. As of the date of this report, we have no definitive plans, agreements, commitments, arrangements or understandings with respect to any significant acquisition. Under Delaware law, various forms of business combinations can be effected without stockholder approval and, accordingly, stockholders will, in all likelihood, neither receive nor otherwise have the opportunity to evaluate any financial or other information which may be made available to us in connection with any acquisition and must rely entirely upon the ability of management in selecting, structuring and consummating acquisitions that are consistent with our business objectives.

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